# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DarioHealth Corp., CIK 0001533998
CUSIP: 23725P209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 322 W, 57th Street, # 33B, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-25-000655
Filed by CIK 0002050526

## Reporting persons
- Titan Trust 2024 I: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,960,685; shared voting power 0; sole dispositive power 3,960,685; shared dispositive power 0; aggregate amount beneficially owned 3,960,685 (9.99% of the class)
  Comment: Row 5, Row 7 and Row 9 represent the sum of (x) 2,499,828 shares of common stock of the Issuer issued to the Reporting Person on November 14, 2024 upon cashless exercise of a warrant dated February 15, 2024 and (y) 1,460,857 shares of common stock of the Issuer issuable under a separate warrant dated February 15, 2024 exercisable within 60 days of December 11, 2024 that is directly held by the Reporting Person. As more fully described in Item 4 below, the warrant referenced in clause (y) of the previous sentence contains a customary 9.99% blocker provision pursuant to which the Reporting Person does not have the right to exercise such warrant to the extent that the Reporting Person, together with its affiliates, would beneficially own more than 9.99% of the Common Stock.
  The percentage ownership reported in Row 11 was calculated based on a denominator that is the sum of 38,185,640 shares of common stock of the Issuer represented to be outstanding as of December 9, 2024, as disclosed in Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on December 18, 2024, plus the 1,460,857 shares referenced in clause (y) of the first sentence of this Comment.

## Item 1. Issuer
Name of issuer: DarioHealth Corp.
Address of issuer's principal executive offices: 322 W, 57th Street, # 33B, New York, New York, 10019

## Item 2. Person Filing
Name of person filing: Titan Trust 2024 I
Address of principal business office or, if none, residence:
c/o WhiteHawk Capital Partners LP, as Administrator
11601 Wilshire Blvd., Suite 1980, Los Angeles, CA, 90025
Citizenship: Titan Trust 2024 I is a Delaware statutory trust organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,960,685 shares of common stock of the Issuer consisting of (x) 2,499,828 shares held directly by the Reporting Person and (y) 1,460,857 shares issuable under a warrant exercisable within 60 days of December 11, 2024 that is held directly by the Reporting Person. The foregoing beneficial ownership of 1,460,857 shares excludes 1,039,243 additional shares issuable under such warrant by virtue of a customary 9.99% blocker provision pursuant to which the Reporting Person does not have the right to exercise such warrant to the extent that the Reporting Person, together with its affiliates, would beneficially own more than 9.99% of the common stock of the Issuer. WhiteHawk Capital Partners LP ("WhiteHawk"), as the Administrator of Titan Trust 2024 I, may be deemed to beneficially own the securities reported herein. WhiteHawk disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.
Percent of class: 9.99
Sole power to vote or to direct the vote: 3,960,685
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,960,685
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Titan Trust 2024 I: By: WhiteHawk Capital Partners LP, its Administrator /s/ Robert Louzan, Robert Louzan/Managing Partner (02/04/2025)